Mail Room 4561

								June 20, 2006

John P. McAlister III
President and Chief Executive Officer
Tripos, Inc.
1699 South Hanley Road
Sout Louis, MO  63144

	Re:   	Tripos, Inc.
		Registration Statement on Form S-3
		Filed on May 22, 2006
		File No. 333-134388

		Form 10-Q for the period ended March 31, 2006
		File No. 0-23666

Dear Mr. McAlister:

      We have limited our review of the above-referenced Form S-3 registration statement of Tripos, Inc. to the disclosure items identified below and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or on any other aspect of our review and look forward to working with you. Feel free to call us at the telephone numbers listed at the end of this letter.

Selling Stockholders, page 7
1. Please include the selling shareholder information required by
Item 507 of Regulation   S-B.  Provide a detailed introductory
description of the transaction by which each of the selling
security
holders in the table acquired the Series C convertible preferred stock and warrants. Include a materially complete description of any material relationship the selling security holders have or had with
Tripos, Inc. or its predecessors or affiliates within the past three
years.  If there is not and never has been a material relationship
with the selling stockholder, please confirm.   Note that the
offering and the securities held by the investors as a result of the offering should be described in the Form S-3 as part of the "material relationships" contemplated by the form requirement. Finally, please tell us whether the agreements relating to the issuance of these securities should be filed pursuant to Item 601 of Regulation S-K.
2. Identify the natural person or persons who have voting and/or investment control Seven Hills Partners, LLC. Clarify, if true, that
Ross D. DeMont and David E. Cohen have voting and/or investment control over each of the three Midwood Capital entities listed in the selling shareholder table. See interpretation 4S of the Regulation
S-K portion of the March 1999 supplement to the publicly available telephone interpretation manual, as well as interpretation I.60 of the July 1997 version of the telephone interpretation manual.
3. Please confirm whether any of the selling shareholder entities are affiliates of a registered broker-dealer. If so, disclose whether the sellers purchased the shares in the ordinary course of business and at the time of the purchase of the securities to be resold, the sellers had any agreements or understandings, directly or indirectly, with any person to distribute the securities.

Undertakings
4. The undertakings required by Item 512(a) of Regulation S-K have recently been updated. Please update the disclosure to include the currently required undertakings outlined in paragraph (a)(5)(i) or
(ii), as appropriate.

Form 10-Q for the quarter ended March 31, 2006

Controls and Procedures
5. We note your statement that although you disclosed a material weakness in your internal control over financial reporting, management has determined that the weakness has been eliminated through a series of remedial actions undertaken since its discovery.
You further state that the remedial actions "include performing additional recalculations and reconciliations of foreign exchange transaction gains/losses on the intercompany balances and ending other comprehensive income balance, reconfirmation of intercompany settlements related to these balances and rectifying the errors within the consolidating spreadsheet application." Because your disclosure currently states that the measures taken as of the reporting date "include" the measures identified "since the discovery of the material weakness," please confirm that the remedial measures listed constitute all of the material measures taken during the quarter ended March 31, 2006. In addition, to the extent the remedial measures constituted a material cost to the company, such costs should also be disclosed.

      As appropriate, please amend your filings in response to our comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* 	  should the Commission or the staff, acting pursuant to
delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* 	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statements as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the
Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statements. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendments for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please direct all questions to Maryse Mills-Apenteng at 202-551-3457 or Anne Nguyen, Special Counsel, at 202-551-3611. If you still require further assistance, please contact the undersigned at
202-551-3730.

								Sincerely,



      			Barbara C. Jacobs
      			Assistant Director


cc:  	Via facsimile:  410-539-6981
      Thene M. Martin, Esq.
      Hogan & Hartson LLP

John P. McAlister III
Tripos, Inc.
June 20, 2006
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